UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	12 March 2026 – “Commencement of £500m Share Buyback Programme”

99.1

Haleon plc: Commencement of £500m Share Buyback Programme

12 March 2026: Haleon plc (the "Company", or "Haleon") today announces that, as set out in the 2025 preliminary full year results announcement on 25 February 2026, it is commencing a share buyback programme to purchase ordinary shares of £0.01 each in the Company (the "Shares") up to an aggregate consideration of £500 million (the "Buyback Programme"), in line with its stated capital allocation priorities, including delivering attractive shareholder returns.

In connection with the Buyback Programme, the Company has entered into an irrevocable agreement with HSBC Bank plc ("HSBC") for the purchase of Shares. Under the terms of this agreement, any purchases will be carried out on the London Stock Exchange, CBoE Equities Europe, and/or Aquis.

HSBC will make its trading decisions independently of Haleon, including with respect to the timing of purchases and during any closed period.

Purchases made under the Buyback Programme prior to the Company's 2026 Annual General Meeting will be effected pursuant to the authority granted by shareholders at the 2025 AGM. Any purchases made following the 2026 AGM will be effected pursuant to the authority being sought from shareholders at that meeting, if approved.

The Buyback Programme will commence immediately and end no later than 19 August 2026. All Shares purchased by the Company under the Buyback Programme will be cancelled and the purpose is to reduce the Company's share capital.

Notes
The maximum number of Shares that may be purchased as part of the Buyback Programme under the Company's existing authority obtained at its Annual General Meeting held on 28 May 2025 (the "2025 Authority") is 803,994,107, being the amount of the 2025 Authority not yet utilised as at the date of this announcement. The Company intends to seek shareholder approval for share buybacks of up to 10% of the Company's issued share capital at the Company's upcoming Annual General Meeting to be held in April 2026 (the "2026 Authority").

Any purchases of Shares under the Buyback Programme contemplated by this announcement will be effected within certain pre-set parameters and will be subject to the terms of the arrangement with HSBC. The Buyback Programme will operate in accordance with (i) the 2025 Authority or the 2026 Authority (as applicable); (ii) the assimilated UK Market Abuse Regulation No. 596/2014 and assimilated Commission Delegated Regulation (EU) 2016/1052 (in each case as they form part of law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018) (as amended) and (iii) Chapter 9 of the UK Financial Conduct Authority's UK Listing Rules.

There is no guarantee that the Buyback Programme will be implemented in full or of the number of Shares that will be bought back by the Company. The Company will make further regulatory announcements in respect of purchases of Shares under the Buyback Programme as they occur.

Amanda Mellor
Company Secretary

Enquiries

Investors		Media
Jo Russell	+44 7787 392441	Zoë Bird	+44 7736 746167
Rakesh Patel	+44 7552 484646	Victoria Durman	+44 7894 505730
Email: investor-relations@haleon.com		Email: corporate.media@haleon.com

About Haleon
Haleon (LSE/NYSE: HLN) is a consumer company that is solely focused on better everyday health. Our people, our brands, our research, our investment and our innovation are aimed at improving the everyday health of consumers. Our product portfolio spans six major categories - Oral Health, Vitamins, Minerals and Supplements (VMS), Pain Relief, Respiratory Health, Digestive Health and Therapeutic Skin Health and Other. Our superior brands - such as Advil, Centrum, Otrivin, Panadol, parodontax, Polident, Sensodyne, Theraflu and Voltaren - are trusted by more than one billion consumers and are recommended by health professionals around the world.

For more information, please visit www.haleon.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: March 12, 2026	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary